

January 31, 2018

Christopher Miglino
Chief Executive Officer, Director, President
Social Reality, Inc.
456 Seaton Street
Los Angeles, CA 90013

       Re: Social Reality, Inc.
          Registration Statement on Form S-3
          Filed December 8, 2017
          File No. 333-221970
          Response Dated January 19, 2018

Dear Mr. Miglino:

We have reviewed your January 19, 2018 response to our comment letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed December 8, 2017

Item 11(a). Material Changes, page 14

1.   Based upon the information provided in your response letter, it appears the BIGToken.com project and related activities will likely have a material impact on your future results of operations and financial condition. Therefore, please update your disclosure to discuss your current plans for your BIGToken.com project and related activities, the current and future impact on your results of operations and financial condition, and the material risks. For example:

      • Disclose that you expect your wholly owned Subsidiary will require approximately $5 million through 2018 and an additional $15 million through 2019;

- Explain that you plan to complete a private placement over the next 12 months to provide some of this additional working capital; and
- Describe how your financial statements and plans for the BIGToken.com project will be affected if you are not able to successfully complete the private placement and successfully register your Subsidiary's non-voting preferred stock.

2. In your response, you indicate that you do not believe there will be any material incremental cost associated with the BIGToken.com project. Please reconcile that statement with the expectation that your Subsidiary will need $20 million over the next two years until it can achieve self-funding.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Division of Corporation Finance
Office of Telecommunications